March 18, 2011

VIA EDGAR

Erin Magnor and Michael Seaman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xenith Bankshares, Inc. Registration Statement on Form S-1 (File number 333-170836)

Dear Sir or Madam:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Xenith Bankshares, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Tuesday, March 22, 2011, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Christopher S. Hooper
Christopher S. Hooper
An Officer of the Corporation